PLAN OF DISTRIBUTION
                                OF
               THE AMERICAN FUNDS TAX-EXEMPT SERIES II
     WHEREAS, The American Funds Tax-Exempt Series II (the "Trust") is a Massachusetts business trust which offers shares of beneficial interest of a single series, The Tax-Exempt Fund of California (the "Fund"), and may offer shares of additional series in the future;
     WHEREAS, American Funds Distributors, Inc. ("AFD") will serve as distributor of the shares of beneficial interest of the Fund and of all series which may be established in the future, and the Trust and AFD are parties to a principal underwriting agreement (the "Agreement");
     WHEREAS, the purpose of this Plan of Distribution (the "Plan") is to authorize the Trust to bear expenses of distribution of its shares, including reimbursement of AFD for its expenses in the promotion of the sale of shares of the Fund, pursuant to the Agreement;
     WHEREAS, the Board of Trustees of the Trust has determined that there is a reasonable likelihood that this Plan will benefit the Trust and its shareholders:
     NOW, THEREFORE, the Trust adopts this Plan as follows:
     1. The Trust may expend pursuant to this Plan amounts not to exceed .25 of 1% of the average daily net assets of the Fund per annum.
     2. Subject to the limit in paragraph 1, the Trust shall pay or reimburse AFD for amounts to finance any activity which is primarily intended to result in the sale of shares of the Fund including, but not limited to, payments to dealers, advertising, salaries and other expenses of AFD relating to selling or servicing efforts, expenses of organizing and conducting sales seminars, printing of prospectuses and reports for other than existing shareholders and preparation and distribution of advertising material and sales literature; provided, (i) that the Board of Trustees of the Trust shall approve categories of expenses for which payment or reimbursement shall be made pursuant to this paragraph 2, (ii) that reimbursement shall be made in accordance with the terms of the Distribution Agreement, and (iii) that there shall be no reimbursement for any amounts which were expended by AFD in a prior fiscal year of the Trust but were not reimbursed in such year due to the limitations in paragraph 1.
     3. This Plan shall not take effect until it has been approved by vote of a majority of the outstanding voting securities of the Fund (as defined in the Investment Company Act of 1940 (the "1940 Act")) and shall take effect with respect to any series of the Trust which may be established in the future upon approval by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of such series as provided in this paragraph 3 and by the Board of Trustees as provided in paragraph 4. The Plan as adopted with respect to any additional series shall specify the expense limit applicable to such series pursuant to Section 1 hereof and the expenses payable by or with respect to such series pursuant to paragraph 2 hereof.
     4. This Plan shall not take effect until it has been approved, together with any related agreement, by votes of the majority of both (i) the Board of Trustees of the Trust and (ii) those Trustees of the Trust who are not "interested persons" of the Trust (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of this Plan or any agreement related to it (the "Qualified Trustees"), cast in person at a meeting called for the purpose of voting on this Plan and/or such agreement.
     5. At least quarterly, the Board of Trustees shall be provided by any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement, and the Board shall review a written report of the amounts expended pursuant to the Plan and the purposes for which such expenditures were made.
     6. This Plan may be terminated as to the Trust or any series of the Trust at any time by vote of a majority of the Qualified Trustees, or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Trust or such series. Unless sooner terminated in accordance with this provision, this Plan shall continue in effect until May 31, 1990. It may thereafter be renewed from year to year in the manner provided for in paragraph 4 hereof.
     7.  Any agreement related to this Plan shall be in writing, and shall provide:
         A. that such agreement may be terminated as to the Trust or any series thereof at any time, without payment of any penalty, by vote of a majority of the Qualified Trustees or by a vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Trust or such series, on not more than sixty (60) days' written notice to any other party to the agreement; and
         B. that such agreement shall terminate automatically in the event of its assignment.
     8. This Plan may not be amended to increase materially the maximum amount of fee or other distribution expenses provided for in paragraph 1 hereof with respect to a series unless such amendment is approved by the voting securities of that series in the manner provided in paragraph 3 hereof, and no material amendment to this Plan shall be made unless approved in the manner provided for in paragraph 4 hereof.
     9. While this Plan is in effect, the selection and nomination of Trustees of the Trust who are not "interested persons" of the Trust (as defined in the 1940 Act) shall be committed to the discretion of the Trustees who are not interested persons.
     10. This Plan may be adopted, amended, continued or renewed with respect to a series as provided herein notwithstanding such adoption, amendment, continuance or renewal has not been effected with respect to any one or more other series of the Trust.
     11. The Trust shall preserve copies of this Plan and any related agreement and all reports made pursuant to paragraph 5 hereof for a period of not less than six (6) years from the date of this Plan, or such agreement or reports, as the case may be, the first two (2) years of which such records shall be stored in an easily accessible place.
     IN WITNESS WHEREOF, the Trust has caused this Plan to be executed by its officers thereunto duly authorized, as of June 1, 1989.
                    THE AMERICAN FUNDS TAX-EXEMPT SERIES II
                    By /s/ Abner D. Goldstine
                      Abner D. Goldstine, President
                    By /s/ Julie F. Williams
                      Julie F. Williams, Secretary